FORM 11-K

RECEIVED
JUN 23 2006
152

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

06040701

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
5865 Shelby Oaks Circle
Memphis, TN 38134

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan

By:____________________________

Name: Philip Harris
Title: Chief Financial Officer

Date: June 20, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 20, 2006, relating to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2005 and 2004, and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York
June 20, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2005 and 2004

Table of Contents

* Schedules required by Form 5500 that are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments, at fair value (note 3):		
Cash and cash equivalents	$ 40,907	$. 58,993
Mutual funds	6,216,924	5,781,512
Common stock	723,397	767,295
Participant loans	258,489	306,129
Total investments	7,239,717	6,913,929
Receivables:		
Employer Contributions	4,342	—
Employee Contributions	8,968	—
Accrued investment income	13,856	10,200
Total receivables	27,166	10,020
Total assets	7,266,883	6,923,949
Liabilities:		
Payable for excess contributions	10,305	8,171
Net assets available for plan benefits	$ 7,256,578	$ 6,915,778

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 28,546	$ 365,401
Dividends	246,097	124,351
Interest on participant loans	15,295	13,687
Total investment income	289,938	503,439
Contributions:		
Participants	576,626	603,229
Employer	265,909	272,508
Total contributions	842,535	875,737
Deductions from net assets attributed to:		
Benefits paid to participants	(788,773)	(941,702)
Loan fees (note 1)	(2,900)	(3,550)
Net increase	340,800	433,924
Net assets available for plan benefits at:		
Beginning of year	6,915,778	6,481,854
End of year	$ 7,256,578	$ 6,915,778

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Advanced Services, Inc. (the Company), whose ultimate parent is General Electric Company (GE), who have completed six months of consecutive service. The Plan is subject to the provisions of the Employee Income Retirement Security Act of 1974, as amended (ERISA).

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

Contributions

Each year, participants may elect to contribute up to 17% of their compensation into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. The Company makes discretionary profit sharing contributions to the Employee Savings component of the Plan. During 2005 and 2004, the Company contributed 75% of a participant's eligible contributions or 3% of eligible earnings, whichever was lower. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no discretionary contributions in 2005 and 2004.

Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

Participants' Accounts

Each participant's account is credited with the participant's contribution, and allocation of the Company's contribution, if any, and the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund invests principally in GE common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

(b) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund
GE Moderate Allocation Fund
GE Conservative Allocation Fund

These funds primarily invest in underlying GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may also invest in various short-term investments, including money market instruments.

(c) GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(d) GE Premier Growth Fund – The fund seeks long-term growth of capital and future income rather than current income, which the fund seeks to achieve by investing primarily in growth-oriented equity securities.

(e) GE Money Market Fund – This fund invests principally in short-term, U.S.-dollar-denominated money market instruments.

(f) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(g) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the respective investment funds and the loan fund. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate, which is 1% above the prime interest rate in effect as of the last business day before the month or prior to the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Vesting

Participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be 20% vested in Company contributions after completion of one year plus an additional

20% for the completion of each year of service for the following four years. A participant is 100% vested after five years of credited service.

At December 31, 2005 and 2004 forfeited nonvested amounts totaled $57,710 and $37,283, respectively. These forfeitures may be used to reduce future Company contributions. No forfeitures were used to reduce Company contributions during 2005 and 2004.

Payment of Benefits

Generally, contributions may not be withdrawn while employed by the Company prior to retirement age. No amounts attributable to Company matching, profit sharing or additional Company contributions may be withdrawn while a participant is employed by the Company prior to age 59½. In the case of hardships, a participant may elect to withdraw all or a portion of his or her contributions, and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum nontaxable loans.

Upon obtaining the age of 65 and the termination of service due to death, disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Benefits may be deferred past age 65 at the participant's election, but not past the end of the year in which the participant reaches age 70½. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments, the money market fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

Benefit payments are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
Mutual funds:				
GE U.S. Equity Fund	$ 1,978,116	*	$ 1,880,730	*
GE Money Market Fund	1,202,447	*	1,183,933	*
GE Fixed Income Fund	1,002,366	*	996,977	*
GE Moderate Allocation Fund	911,455	*	804,867	*
GE International Equity Fund	728,308	*	542,750	*
Other	394,232		372,255	
Total mutual funds	6,216,924		5,781,512	
Common stock:				
GE Common Stock	723,397	*	767,295	*
Short-term investments:				
Cash and cash equivalents	40,907		58,993	
Participant loans	258,489		306,129	
Total investments	$ 7,239,717		$ 6,913,929	

* Represents 5% or more of Plan's net assets

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2005	2004
GE Common Stock	$ (10,493)	$ 127,192
Mutual funds	39,039	238,209
Total	$ 28,546	$ 365,401

(4) Risks and Uncertainties

The Plan offers a number of investments options including GE common stock and a variety of investment funds, consisting of mutual funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which investments in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Company or an affiliate of the Company. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service issued its latest determination letter dated March 14, 2002, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore, the related trust is exempt from Federal income taxes. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, or partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Fair value
*	MG Trust Company	Cash and cash equivalents	40,907	$	40,907
*	GE Common Stock	Common stock	20,639		723,397
*	GE U.S. Equity Fund	Mutual fund	72,565		1,978,116
*	GE Money Market Fund	Mutual fund	1,202,447		1,202,447
*	GE Fixed Income Fund	Mutual fund	83,461		1,002,366
*	GE Moderate Allocation Fund	Mutual fund	85,663		911,455
*	GE International Equity Fund	Mutual fund	43,019		728,308
*	GE Premier Growth Fund	Mutual fund	5,655		154,559
*	GE Aggressive Allocation Fund	Mutual fund	13,597		153,506
*	GE Conservative Allocation Fund	Mutual fund	9,904		86,167
*	Participant loans	113 loans to participants with interest rates of 5.00% to 8.25%	—		258,489
				$	7,239,717

* Represents a party in interest to the Plan, as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.